NEWS RELEASE

November 29, 2004

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA ANNOUNCES FINAL STAGE OF COMMISSIONING AT AGUABLANCA UNDERWAY

Toronto – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) is pleased to announce the high voltage powerline for its Aguablanca nickel mine in Spain has now been energized and commissioning of the SAG and ball mills, the final phase of the commissioning of the plant, is underway.

Once commissioning is completed to Fluor Corporation’s satisfaction, the plant will be formally turned over to the Company. Nickel production is still expected to commence in December.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain, Portugal, and Mauritania. The Company produces gold at its El Valle and Carlés mines and is completing the commissioning of its Aguablanca nickel-copper-PGM mine, and working on a full feasibility study of its Salave gold deposit, all located in Spain.  Rio Narcea owns 100% of the fully permitted Tasiast gold project located in Mauritania, West Africa, and plans to begin infrastructure construction later this year.

For further information contact:

John W.W. Hick Vice-Chairman Tel: (416) 956 7470 Fax: (416) 956 7471	Laurie Gaborit Manager, Investor Relations Tel: (416) 956 7470 Fax: (416) 956 7471

info@rngm.com

www.rionarcea.com

Forward-looking Statements

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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